Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 July 2, 2008

ZIONS BANCORPORATION

Depositary Shares Each Representing a 1/40th Interest in a Share of

9.50% Series C Non-Cumulative Perpetual Preferred Stock

Final Terms and Conditions

Issuer:	Zions Bancorporation

Security Offered:	1,828,132 depositary shares each representing a 1/40th ownership interest in a share of 9.50% Series C Non-Cumulative Perpetual Preferred Stock, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share) of Zions (the “Series C Preferred Stock”). Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series C Preferred Stock represented by such depositary share, to all the rights and preferences of the Series C Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

We may from time to time elect to issue additional depositary shares representing shares of the Series C Preferred Stock, and all the additional shares would be deemed to form a single series with the Series C Preferred Stock offered hereby.

CUSIP:	989701 50 3

Final Auction Price:	$25.00 per depositary share

“Buy Today”/ Distribution Price:	$25.00 per depositary share

Aggregate Amount:	$45,703,300 in liquidation preference of Series C Preferred Stock (or 1,828,132 depositary shares) (of which $1,000,000 was sold pursuant to the auction, $1,279,850 was sold pursuant to the “Buy Today” feature and $43,423,450 was sold pursuant to the distribution agreement).

Auction Agent Fee:	2.25% (The Auction Agent Fee will be paid only on the gross proceeds received by us from the depositary shares that are sold through the Zions Direct auction platform.)

Distribution Agent Fee:	2.25% (The Distribution Agent Fee will be paid only on the gross proceeds received by us from the depositary shares that are sold through Zions Direct under the distribution agreement and not on the Zions Direct auction platform.)

Dealers Concession: 2.00% Reallowance: 1.50%

Use of Proceeds:	We will use the net proceeds from the sale of the depositary shares for general corporate purposes.

Expected Ratings:	We expect that the depositary shares will be rated Baa2, BBB-, BBB and BBB+ by Moody’s Investor Services, Standard & Poor’s, DBRS and Fitch Ratings, respectively. None of these securities ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Settlement:	It is expected that the delivery of the depositary shares will be made against payment for the depositary shares on July 8, 2008, which is the third business day after the allocation of the depositary shares by our auction agent (this settlement cycle being referred to as T+3). You should note that if you purchase the depositary shares using the “Buy Today” feature, or if you purchase the depositary shares through the distribution agent, your settlement cycle may be longer than T+3. Trading in the depositary shares from the date of a “Buy Today” purchase or a purchase through the distribution agent or until settlement may be affected by this longer settlement cycle.

Dividend:	Dividends on the Series C Preferred Stock will be payable quarterly in arrears when, as and if declared by our board of directors or a duly authorized committee of the board, at a rate per annum equal to 9.50%. Any such dividends will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares—Dividends and Other Distributions” in the preliminary prospectus supplement dated June 25, 2008, as supplemented on June 27, 2008. Dividends on the Series C Preferred Stock are non-cumulative. Accordingly, if our board of directors or a duly authorized committee of the board does not declare a dividend on the Series C Preferred Stock for any dividend period, such dividend will not accrue or be payable, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series C Preferred Stock are declared for any future dividend period.

Dividend Payment Dates:	The 15th day of March, June, September and December of each year, commencing on September 15, 2008. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day.

Redemption:

The Series C Preferred Stock is not redeemable prior to September 15, 2013. On and after that date, the Series C Preferred Stock will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus accrued dividends from the most recent dividend payment date (whether or not declared but without accumulation of any undeclared dividends for prior periods).

Ranking:	Shares of the Series C Preferred Stock will rank senior to our common stock, equally with our Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series C Preferred Stock and any other class or series whose vote is required) with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

Maturity:	The Series C Preferred Stock does not have any maturity date, and we are not required to redeem the Series C Preferred Stock. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Exchange Listing:	We intend to apply for listing of the depositary shares on the New York Stock Exchange under the symbol “ZB PrC.” If approved for listing, we expect trading of the depositary shares on the New York Stock Exchange, or the NYSE, to commence within 30 days after the initial delivery of the depositary shares. We may not successfully list the Series C Preferred Stock on the NYSE.

Book-Entry System:	Depositary shares will be issued in book-entry form through Depository Trust Company, or DTC. Beneficial interests in the depositary shares will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the DTC, and its participants.

Auction / Distribution Agent:	Zions Direct, Inc.

Registrar / Depositary / Transfer Agent:	Zions First National Bank

This term sheet is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the Prospectus Supplement dated June 25, 2008, the Prospectus Supplement dated June 27, 2008, and the accompanying Prospectus that we have filed with the Securities and Exchange Commission on March 31, 2006.

This term sheet contains selected information about the depositary shares subject to further description in the Prospectus and Prospectus Supplements described above. The depositary shares are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus dated March 31, 2006 contained in that registration statement, the Prospectus Supplements dated June 25, 2008 and June 27, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov or by going to www.auctions.zionsdirect.com. Alternatively, Zions Bancorporation or a representative will arrange to send you the Prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.